Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces Annual Shareholder Meeting voting results

New board member appointed

Toronto, Ontario – May 7, 2020 – Kinross Gold Corporation (TSX: K, NYSE: KGC) has announced the detailed voting results of the election of its Board of Directors, which took place at the Company’s virtual Annual and Special Meeting of Shareholders on May 6, 2020.

The nominees listed in the Management Information Circular dated March 11, 2020 were elected as directors of Kinross at the meeting (see detailed voting results below). The Company is also pleased to announce the appointment of a new director, Mr. Glenn A. Ives (bio is below).

The appointment brings membership on the Kinross board of directors to ten, following the appointment of Elizabeth D. McGregor, announced in November 2019.

Board of Directors voting results

Nominee	Votes for	% for	Votes withheld	% withheld
Ian Atkinson	815,205,689	97.27	22,917,576	2.73
John A. Brough	814,475,300	97.18	23,647,965	2.82
Kerry D. Dyte	836,470,243	99.80	1,653,022	0.20
Glenn A. Ives	836,441,872	99.80	1,681,393	0.20
Ave G. Lethbridge	831,890,453	99.26	6,232,812	0.74
Elizabeth D. McGregor	836,391,533	99.79	1,731,732	0.21
Catherine McLeod-Seltzer	742,075,826	88.54	96,047,439	11.46
Kelly J. Osborne	832,756,769	99.36	5,366,496	0.64
J. Paul Rollinson	836,435,406	99.80	1,687,859	0.20
David A. Scott	832,679,591	99.35	5,443,674	0.65

Glenn A. Ives

Mr. Ives is an audit specialist in the mining and financial sectors and held various leadership positions with Deloitte Canada during his tenure from 1999 to 2020. He served as Deloitte’s mining leader for North and South America from 2007 to March 2020, and was Executive Chair from 2010 to 2018. He served as an Audit Partner from 1999 to 2010. Prior to joining Deloitte, Mr. Ives held progressively senior leadership roles in the mining industry, including CFO and Director of Vengold Inc. from 1993 to 1999, and Director and Vice-President of Finance for TVX Gold Inc. from 1988 to 1999. Mr. Ives is currently the Chair of University of Waterloo’s School of Accounting and Finance Advisory Board and a director of the St. Paul’s Hospital Foundation (Vancouver) and the Canadian Nature Museum Foundation. Mr. Ives holds a Bachelor of Mathematics (Honours) from the University of Waterloo and is a Fellow of the Chartered Professional Accountants and a member of Chartered Professional Accountants of British Columbia and Ontario.

Voting results on the other items of business at the Annual and Special Meeting of Shareholders are as follows:

Appointment of auditors

Votes for	% for	Votes withheld	% withheld
902,687,041	99.27	6,637,909	0.73

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reduction to the Stated Capital of the Company

Votes for	% for	Votes against	% withheld
901,472,342	99.14	7,852,608	0.86

“Say on Pay” advisory resolution

Votes for	% for	Votes against	% withheld
776,959,417	92.70	61,163,848	7.30

A report on all matters voted on at the meeting has been filed on SEDAR.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

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